Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 8, 2011, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CALIFORNIA PIZZA KITCHEN, INC.

at

$18.50 Net Per Share

by

CPK MERGER SUB INC.,

a direct wholly owned subsidiary of

CPK HOLDINGS INC.,

a corporation affiliated with

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

CPK Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of CPK Holdings Inc., a Delaware corporation (“Parent”), which is affiliated with Golden Gate Capital Opportunity Fund, L.P., is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of California Pizza Kitchen, Inc., a Delaware corporation (“CPK”), at a price of $18.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JULY 6, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 24, 2011, by and among Parent, Purchaser and CPK (as may be amended, the “Merger Agreement”), pursuant to which, after in certain cases completion of the Offer and in any event the satisfaction or waiver of certain conditions, Purchaser will merge with and into CPK (the “Merger”), with CPK continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or CPK, or by any stockholder of CPK who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes, payable upon the surrender of the certificate formerly representing such Share. As a result of the Merger, CPK will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the Minimum Tender Condition (as described below); (ii) the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”); (iii) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from General Electric Capital Corporation, GE Capital Markets, Inc., and Jefferies Finance LLC (or the receipt of alternative financing from alternative sources), or the receipt by Parent and Purchaser of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to consummate the Offer and the Merger (the “Financing Proceeds Condition”); (iv) there not being any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Offer or the Merger; (v) if Parent and Purchaser will not collectively own more than 90% of the Shares immediately after the completion of the Offer and, therefore, the exercise of the Top-Up (as defined below) is necessary to ensure that Parent and Purchaser collectively own at least 90% of the Shares immediately after the completion of the Offer, there shall not exist under applicable law or other legal restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up, and the Shares issuable upon exercise of the Top-Up, together with any Shares held by Parent and Purchaser (including Shares validly tendered in the Offer), constitute at least 90% of the outstanding Shares; (vi) that since May 24, 2011, there has not occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement); (vii) that the board of directors of CPK has not changed its recommendation that holders of Shares tender their shares in the Offer and, if necessary, vote their Shares in favor of the adoption of the Merger Agreement to approve the Merger; and (viii) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions described in the Offer to Purchase.

“On June 7, 2011, the parties were notified that early termination of the waiting period applicable to the purchase of Shares under the HSR Act has been granted.”

The “Minimum Tender Condition” will be satisfied if there is validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Date, a number of Shares, that when added to (i) the number of Shares to be purchased by Purchaser pursuant to the Top-Up, plus (ii) the number of Shares that are immediately available to be acquired by Purchaser immediately following Purchaser’s acceptance for payment of Share pursuant to the Offer, from certain individuals under the tender and support agreements entered into in connection with the Merger Agreement on May 24, 2011 (the “Support Agreements”), represent at least 90% of (x) the outstanding Shares as of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of stock options of CPK from which CPK or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus (z) the number of shares to be purchased by Purchaser under the Top-Up. Based on information provided to Purchaser by CPK, as of May 31, 2011, there were 24,616,701 Shares outstanding (including Shares issuable to holders of stock options from which CPK or its representatives have received notices of exercise as of May 31, 2011) and 827,481 Shares issuable pursuant to the cashless net exercise of outstanding stock options at the Offer Price. Assuming no additional Shares or stock options are issued after May 31, 2011 and assuming no outstanding stock options are exercised other than stock option exercises on a cashless net exercise basis at the Offer Price pursuant to the Support Agreements, the aggregate number of Shares that Purchaser must acquire in the Offer and pursuant to the Support Agreements in order to satisfy the Minimum Tender Condition equals approximately 70% of (i) the outstanding Shares as of May 31, 2011 (including Shares issuable to holders of stock options from which CPK or its representatives have received notices of exercise as of May 31, 2011) plus (ii) the number of shares issued pursuant to the exercise of stock options on a cashless net exercise basis at the Offer Price pursuant to the Support Agreements.

After careful consideration, the board of directors of CPK unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger, the Support Agreements and the other transactions contemplated by the Merger Agreement, (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of CPK, and (3) recommended that stockholders of CPK accept the Offer and tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement.

CPK has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from CPK up to a number of Shares that, when added to the Shares already owned directly or indirectly by Parent and Purchaser following consummation of the Offer, constitutes one Share more than 91% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up. If, following the closing of the Offer, Parent and its affiliates own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Parent, Purchaser and CPK will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger under Section 253 of the General Corporation Law of the State of Delaware without action of the stockholders of CPK.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the NASDAQ Global Select Market (the “Nasdaq”), Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of CPK). Pursuant to the Merger Agreement, Purchaser is required to extend the Offer beyond the initial Expiration Date (i) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (ii) if the expiration or termination of any applicable waiting period (or any extension thereof) applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under the HSR Act shall not have occurred or there shall be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer that has not been waived, and (iii) if requested by CPK, and if the conditions to the Offer have not been satisfied or waived, in consecutive increments of up to five business days, for an aggregate period of time of not more than ten business days. Purchaser may also choose to extend the Offer, in increments of between two and ten business days each, until such time as the conditions to the Offer have been met.

In any case, Purchaser will not be required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) three business days after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by CPK in connection with the adoption of the Merger Agreement, including by informing CPK that it does not intend to review the proxy statement (the “Proxy Statement Clearance Date”), and (iii) November 24, 2011.

If at any then-scheduled Expiration Date (i) any conditions to the Offer have not been satisfied or waived and (ii) three business days have elapsed since the Proxy Statement Clearance Date, then Purchaser may irrevocably and unconditionally terminate the Offer or, from and after the close of business on July 14, 2011, CPK may cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date. If the Offer is terminated as described in the foregoing sentence, CPK will proceed with and take all actions necessary to hold the stockholders’ meeting to approve the Merger in accordance with the terms of the Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to the Purchaser in the Offer and not withdrawn prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after August 7, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

CPK has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on CPK’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt by a holder of Shares of cash in exchange for its Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference between (i) the amount of cash received pursuant to the Offer or the Merger and (ii) its adjusted tax basis in the Shares exchanged therefor. For a more detailed description of certain

United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of exchanging Shares in the Offer or the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

June 8, 2011